Exhibit 1

Media Relations Jorge Perez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendon +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX TO MAINTAIN ITS OPERATIONS IN CROATIA

MONTERREY, MEXICO. APRIL 5, 2017 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that the European Commission (the “EC”) has issued a decision that ultimately does not allow CEMEX to sell its operations in Croatia to Duna-Drava Cement Kft., a joint venture owned by HeidelbergCement AG and Schwenk Zement AG.

As one of the closing conditions under the corresponding sale purchase agreement was to receive the necessary clearance from the EC, the transaction will not close and CEMEX will maintain its operations in Croatia and continue to operate them and serve its customers with high quality products and reliable services.

CEMEX Croatia operates 3 cement plants, 7 concrete plants, 2 aggregates quarries and a network of maritime and land-based terminals in Croatia, Bosnia-Herzegovina and Montenegro.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

For more information on CEMEX, please visit: www.cemex.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. CEMEX assumes no obligation to update or correct the information contained in this press release.